K-W.

19006287

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

)N

--g---, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2019
Estimated average burden hours per response.	12.00

SEC FILE NUMBER
8- 49829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Second Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21860 Burbank Blvd., Suite 150
(No. and Street)

Woodland Hills (City) California (State) 91367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debasish Banerjee 818-657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

RMS

SEC 1410 (06-02) unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debasish Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Second Street Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MINOO AKHAVAN
Notary Public - California
Los Angeles County
Commission # 2224122
My Comm. Expires Dec 31, 2021

Minoo Akh February 18, 2019

Notary Public

Debasish Banerjee

Signature

Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Second Street Securities, Inc.

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Second Street Securities, Inc.as of December 31, 2018, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Second Street Securities, Inc.as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Second Street Securities, Inc.'s management. My responsibility is to express an opinion on Second Street Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Second Street Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Second Street Securities, Inc.'s auditor since 2006.
Tarzana, California
February 1, 2019

SECOND STREET SECURITIES, INC.

Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$	2,472,098
Receivables from broker dealers		903,705
Other assets (including Goodwill)		133,569,785
Total Assets	$	136,945,588

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Intercompany payable	$	1,217,104
Total Liabilities	$	1,217,104

STOCKHOLDER'S EQUITY

Common stock, $0.50 par value, 1,000 shares authorized, issued, and outstanding	$	500
Additional paid-in-capital		135,674,499
Retained Earnings		53,485
Total Stockholder's Equity		135,728,484
Total Liabilities and Stockholder's Equity	$	136,945,588

SECOND STREET SECURITIES, INC.

Statement of Income
For the Year Ended December 31, 2018

REVENUES		
Revenue (Note 5)	$	5,875,138
Total Revenues	$	5,875,138
EXPENSES		
Intercompany Service Fees	$	5,182,810
Bank charges		1,158
SIPC dues		9,257
Dues and subscriptions		8,557
Outside contractors		61,000
Outside services		5,202
Audit fees		19,500
Other Expenses		140
Total Expenses	$	5,287,624
NET INCOME BEFORE INCOME TAXES	$	587,514
LESS: INCOME TAX EXPENSE (Note 7)		149,706
NET INCOME	$	437,808

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Stockholder's Equity
For the Year Ended December 31, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Beginning balance January 1, 2018	$ 500	$ 135,674,499	$ (384,189)	$ 135,290,810
Additional paid in capital				-
Adjustment			(134)	(134)
Net income			437,808	437,808
Ending balance December 31, 2018	$ 500	$ 135,674,499	$ 53,485	$ 135,728,484

SECOND STREET SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	437,808
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets		
Receivables from broker dealers		115,034
Increase (decrease) in liabilities		
Income taxes payable		(192,114)
Total adjustments	$	(77,080)
Net cash provided by operating activities	$	360,728
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid		
Additional paid in capital		0
Net cash used in financing activities	$	-
Net Decrease in cash	$	360,728
Cash at beginning of year		2,111,370
Cash at end of year	$	2,472,098
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	-
Income taxes to parent	$	180,548
Service Fees to Parent	$	5,343,947

The accompanying notes are an integral part of these financial statements

Note 1: ORGANIZATION

Second Street Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company was incorporated in Delaware on November 21, 1996, and is a wholly-owned subsidiary of Advent Software, Inc. ("Advent or Parent"). The Company conducts business with only one registered broker-dealer, Sungard Institutional Brokerage ("Sungard").

Prior to February 2, 2015 the Company was a wholly-owned, direct subsidiary of Advent. Advent entered into an Agreement and Plan of Merger with SS&C Technologies Holdings, Inc. ("SS&C"), a publicly-traded company, on February 2, 2015. As a result, the Company has become a wholly-owned, indirect subsidiary of SS&C.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Income Taxes

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for Income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductibles amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. The Company is included in the consolidated federal income tax return filed by the Parent and files a separate state income tax return in California. Federal income taxes are calculated as if the Company files on a separate return basis.

The parent company on a consolidated basis is subject to review by the Internal Revenue Service for years ending 2015, 2016 and 2017, for any tax assessments on previously filed returns. Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return is filed with the IRS.

(b) Nature of Services

Consistent with the Company's 'Supplemental Statement of Income (SSOI)' filing with FINRA, the Company generates its revenue from commission-sharing. This relates to performance obligations on transactions subject to SEA Rule 10b-10 wherein the Company is engaged as a sub-agent for another broker dealer. It does not include net gains or losses from transactions made by the Company when acting as a principal or riskless principal.

Due to the nature of the Company's business, the changes in receivables, contract assets and contract liabilities with customers, due to revenue recognized from performance obligations satisfied in previous periods, were deemed immaterial.

(c) Revenue Recognition (ASC 606)

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees on transactions, assessed by a government authority and collected from a customer, are excluded from revenue.

ASU 2014-09 - In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating

common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, *Revenue Recognition,* and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company adopted the revenue recognition standard as of January 1, 2018. We use a modified retrospective approach, with a cumulative effect adjustment to opening retained earnings. Our implementation efforts include identifying revenues and costs within the scope of the standard, analyzing contracts and reviewing potential changes to our existing revenue recognition accounting policies. The Company evaluates and will report the potential impacts that these revenue recognition standards have on our financial statements, including the incremental costs of obtaining contracts, gross versus net reporting, and additional disclosure requirements. There were no material changes to the opening balance of revenue and accounts receivable when the company adopted the modified retrospective approach.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Fair Value Measurement

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2018.

(f) Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Note 3: OFFICE AND COMPUTER EQUIPMENT

Details of office and computer equipment as of December 31, 2018 are as follows:

Computer hardware and software	$	145,173
Less: Accumulated depreciation		(145,173)
	$	0

There was no depreciation expense for the year ended December 31, 2018.

Note 4: RECEIVABLES FROM BROKER-DEALERS AND OFF-BALANCE SHEET RISK

The Company provides a software platform for executing brokers with whom it has a revenue share relationship, for use of its proprietary software by clients of the executing broker. Full payment is required upon settlement of customer trades. The Company is exposed to risk of loss in the event that its executing broker fails to satisfy its obligation.

The receivables from the broker-dealer are pursuant to such revenue share agreement.

Note 5: REVENUE SHARING AGREEMENT

The Company has an agreement with a third party in which the Company shares in commissions and receives payments from Sungard Institutional Brokerage ("Sungard"), a registered broker-dealer. Payments are based on routing fees paid by customers to Sungard for trade order routing from Advent's order management system through Sungard's STN Network. The Company's share of the revenue generated from this arrangement for the year ending December 31, 2018 was approximately $5,875,138.

Note 6: NET CAPITAL REQUIREMENT

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but at December 31, 2018 the Company's net capital of $1,154,994 exceeded the minimum net capital requirement of $100,000, and the Company's ratio of aggregate indebtedness to net capital was 0.97:1 which is less than the 15:1 maximum ratio requirement.

Note 7: INCOME TAXES

For the year ended December 31, 2018, the Company had an income tax expense of $149,706.

Note 8: EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and does not have any possession or control of customer's funds or securities. The Company is therefore not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(ii).

Note 9: CONCENTRATION OF CREDIT RISK

The Company is engaged in revenue share with a counterparty. In the event the counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has one customer that is a broker dealer.

Note 10: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from December 31, 2018 through February 1, 2019, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

SECOND STREET SECURITIES, INC.

Schedule I
Statement of Net Capital
December 31, 2018

	Focus 12/31/18	Audit 12/31/18	Change
Stockholder's equity, December 31, 2018	$ 135,728,484	$ 135,728,484	-
Less: Non allowable assets:			-
Accounts receivable	903,705	903,705	
Other assets	133,569,785	133,569,785	-
Tentative net capital	$ 1,254,994	$ 1,254,994	-
Haircuts:	-	-	-
NET CAPITAL	$ 1,254,994	$ 1,254,994	-
Minimum net capital	100,000	100,000	-
Excess net capital	$ 1,154,994	$ 1,154,994	-
Aggregate indebtedness	$ 1,217,104	$ 1,217,104	-
Ratio of aggregate indebtedness to net capital	0.97:1	0.97:1	-

There were no noted differences between the audit and focus filed at December 31, 2018.

SECOND STREET SECURITIES, INC.

December 31, 2018

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Second Street Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2018 and ending December 31, 2018.

Second Street Securities, Inc.

By: Debasish Banerjee

Debasish Banerjee, FINOP
(Name and Title)

2/1/2019
(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Second Street Securities, Inc.
Woodland Hills, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Second Street Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Second Street Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Second Street Securities, Inc., stated that Second Street Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Second Street Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Second Street Securities Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 1, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******2709*********************MIXED AADC 220
49829 FINRA DEC
SECOND STREET SECURITIES INC
C/O DAVE BANERJEE
21860 BURBANK BLVD STE 150 STE
WOODLAND HILLS, CA 91367-7415

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Dave Banerjee
(818) 657 0288

2. A. General Assessment (item 2e from page 2) $ 8,813 —

B. Less payment made with SIPC-6 filed (exclude interest) (4625 —)
August 1st, 2018
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) Ø

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 4188 —

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 4,188 00

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Second Street Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 1st day of February, 2019.

Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,875,138 —
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 5,875,138 —
2e. General Assessment @ .0015	$ 8,813 —
	(to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Second Street Securities, Inc.
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Second Street Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Second Street Securities, Inc. (the "Company") for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Second Street Securities, Inc. 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 1, 2019